UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2*)

                              RUB A DUB SOAP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   781082 20 1
        ----------------------------------------------------------------
                                 (CUSIP Number)

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4400
--------------------------------------------------------------------------------

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 14, 2007
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.[]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


DAL:627420.3

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 781082 20 1                                                Page 2 of 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Halter Capital Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ] (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Texas
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   280,002
                                 -----------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
                                 -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                  280,002
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     280,002
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     65.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                     CO
--------------------------------------------------------------------------------

DAL:627420.3

DAL:627420.3

--------------------------------------------------------------------------------

CUSIP No. 781082 20 1                                                Page 3 of 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Kevin B. Halter
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   0


          BENEFICIALLY           -----------------------------------------------
            OWNED BY                  8      SHARED VOTING POWER

                                                     140,001
              EACH               -----------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

                                                     0
             PERSON              -----------------------------------------------
              WITH                   10      SHARED DISPOSITIVE POWER

                                                     140,001

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  140,001

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   32.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

                                    IN
--------------------------------------------------------------------------------

DAL:627420.3

--------------------------------------------------------------------------------

CUSIP No. 781082 20 1                                                Page 4 of 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Kevin B. Halter, Jr.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   0

                                 -----------------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                     195,001
                                 -----------------------------------------------
              EACH                    9      SOLE DISPOSITIVE POWER
           REPORTING
                                                     0
                                 -----------------------------------------------
             PERSON                  10      SHARED DISPOSITIVE POWER
              WITH
                                                     195,001

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   195,001
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   45.3%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

                                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1

ITEM 1.  Security and Issuer.

         No change.


ITEM 2.  Identity and Background.

         No change

ITEM 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The Reporting Person is the beneficial owner of 280,002 shares (the "Shares") of the Issuer's Common Stock, which it acquired pursuant to the terms of a Stock Purchase Agreement, dated February 21, 2006 (the "Agreement"), among the Reporting Person, and the Seller, Lisa R. Powell, Reporting Person acquired 160,600 shares on February 14, 2007 upon the conversion of $28,265.49 of indebtedness of the Company owed to the Reporting Person, at the rate of $0.176 per share. On March 14, 2007, the Issuer determined that the issuance of the 160,000 shares would result in a noncash expense to the Company far in excess of the true value of the transactions, and the parties agreed to rescind the February 14, 2007 transaction.

ITEM     4.       Purpose of Transaction.
                  ----------------------

         No change

ITEM 5.  Interests in Securities of the Issuer.

          (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 280,002 shares of Common Stock of the Issuer, representing approximately 65.1% of the class. Such shares are deemed beneficially owned 50% by Kevin Halter and 50% by Kevin Halter, Jr. by virtue of the equal ownership of Halter Capital Corporation. In addition, Kevin Halter, Jr. owns 55,000 shares individually and not through Halter Capital Corporation.

          (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to
               Item 5(a) above.

          (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

          (d)  Certain Rights of Other Persons. Not applicable.

          (e)  Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. Contracts, Arrangements, or Understandings or Relationships with Respect
        ------------------------------------------------------------------------
        to Securities of the Issuer.
        ----------------------------

         No change

ITEM 7.  Material to be Filed as Exhibits.

                  None

     After reasonable inquiry, and to the best of the Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  March 15, 2007

                           HALTER CAPITAL CORPORATION


                           By:      /s/ Kevin B. Halter
                             ---------------------------------------------------
                                   Kevin B. Halter, President

                            /s/ Kevin B. Halter
                           -----------------------------------------------------
                           Kevin B. Halter

                            /s/ Kevin B. Halter, Jr.
                           -----------------------------------------------------
                           Kevin B. Halter, Jr.


                     Attention: Intentional misstatements or
                      omissions of fact constitute Federal
                  criminal violations (See 18 U.S.C. ss. 1001).